FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 30, 2011

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Second Quarter Results

-  Company Announces Second Quarter Dividend of $0.02 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 30, 2011) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter ended September 30, 2011.

Net sales for the second quarter ended September 30, 2011 were $18.0 million, a decrease of 25.0% compared to net sales of $24.0 million for the same quarter ended September 30, 2010. Net sales decreased by 41.3% to $7.7 million in the Company’s plastic segment and by 5.2% to 10.3 million in the electronic and metallic segment. The operating loss in the second quarter was $0.2 million, compared to an operating loss of $1.7 million for the same quarter of fiscal 2011.

Total gross margin increased to 14.0% in the second quarter ended September 30, 2011 compared to 12.0% in the same quarter last year.  Gross profit margin in the plastic segment increased to 16.3% of net sales for the second quarter of fiscal 2012 compared to 10.5% of net sales for the same quarter of last fiscal year.   The increase of gross profit margin was mainly due to an increase in the selling price of products, production of high margin items and improvement in operating efficiency.  Gross profit margin in the electronic and metallic segment decreased to 12.3% of net sales for the second quarter ended September 30, 2011 compared to 14.0% of net sales for the year-ago quarter.  The decrease in gross margin in the electronic and metallic segment was mainly attributable to an increase in the labor cost as a result in overtime allowances as well as increase in factory overheads.

The Company reported a net loss of $0.9 million for the second quarter ended September 30, 2011 compared to a net loss of $1.6 million for the quarter ended September 30, 2010.  Basic and diluted net loss per share was ($0.056), (based on 16,197,000 and 16,199,000 weighted average shares outstanding, respectively) compared to basic and diluted net loss per share of ($0.10), (based on 16,194,000 and 16,205,000 weighted average shares outstanding, respectively) for the same quarter ended September 30, 2010.

Net sales for the six months ended September 30, 2011 were $36.3 million, a decrease of 18.3%, compared to sales of $44.5 million for the corresponding period in fiscal 2011.  Operating loss for the six months ended September 30, 2011 was $0.1 million, compared to operating loss of $4.4 million for the first six months of fiscal 2011.  The Company reported a net loss of $0.8 million in the first half of fiscal 2012, compared to a net loss of $3.9 million for the six months ended September 30, 2010.  Deswell reported basic and diluted net loss per share of ($0.052) for the first six months of fiscal 2012, (based on 16,197,000 and 16,201,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.24), (based on 16,194,000 and 16,200,000 weighted average shares outstanding, respectively), for the prior corresponding period.

The Company's financial position remained strong at the end of the second quarter of fiscal year 2012, with $25.2 million in cash and cash equivalents at September 30, 2011, compared to $35.6 million at March 31, 2011.  Working capital totaled $59.5 million as of September 30, 2011, versus $59.7 million as of March 31, 2011.  Furthermore, the Company has no long-term or short-term borrowings at September 30, 2011.

Mr. Franki Tse, chief executive officer, commented, “Many of our customers were impacted by weak demand in their own markets, mainly in the U.S. and Europe.  It is our expectation that the challenging world economic situation will inevitably affect us in the coming few quarters.  We have managed our expenses aggressively and improved our information technology with the successful implementation of a new SAP system in our electronic and metallic segment.  Gross margins have continued to improve and we have reduced our SG&A expenses effectively.  Hence, our net loss was minimized, and our cash flow remains healthy with Cash Provided by Operating Activities for the six months at $5.9 million.”

Second Quarter Dividends

The Company also announced that on November 29, 2011 its board of directors declared a dividend of $0.02 per share for the fiscal second quarter ended September 30, 2011.  The dividend will be payable on December 29, 2011 to shareholders of record as of December 5, 2011.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Digidesign Inc.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)
	September 30,	March 31,
	2011	2011
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$25,205	$35,635
Fixed deposits maturing over three months	3,129	-
Marketable securities (note 2)	3,293	1,045
Available-for-sale securities (note 2)	7,856	-
Accounts receivable, net	15,796	17,210
Inventories (note 3)	16,795	19,517
Prepaid expenses and other current assets	2,331	2,154
Total current assets	74,405	75,561
Property, plant and equipment - net	48,570	51,052
Deferred income tax assets	159	154
Goodwill	392	392
Total assets	$123,526	$127,159

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$5,862	$6,864
Accrued payroll and employee benefits	3,950	3,971
Customer deposits	2,538	1,965
Other accrued liabilities	1,352	1,453
Income taxes payable	408	596
Deferred income tax liabilities	294	213
Dividend payable	486	810
Total current liabilities	14,890	15,872
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding September 30, 2011 - 16,196,810;
March 31, 2011 - 16,194,810	50,816	50,809
Additional paid-in capital	7,716	7,719
Accumulated other comprehensive income	4,796	5,316
Retained earnings	45,308	47,443
Total shareholders' equity	108,636	111,287
Total liabilities and shareholders' equity	$123,526	$127,159

DESWELL INDUSTRIES, INC.
Consolidated Statement of Income (Unaudited)
(U.S. dollars in thousands, except per share data )

	Quarter ended		Six months ended
	September 30,		September 30,
	2011	2010	2011	2010

Net sales	$18,020	$24,023	$36,344	$44,510
Cost of sales	15,492	21,129	30,655	40,716
Gross profit	2,528	2,894	5,689	3,794
Selling, general and administrative expenses	3,145	3,835	6,240	7,658
Other income (expenses), net	392	(773)	440	(529)
Operating loss	(225)	(1,714)	(111)	(4,393)
Non-operating income (expenses), net	(370)	184	(381)	581
Loss before income taxes	(595)	(1,530)	(492)	(3,812)
Income taxes	319	67	347	65
Net loss attributable to Deswell Industries, Inc.	$(914)	$(1,597)	$(839)	$(3,877)

Other comprehensive loss
Unrealized loss on available-for-sale securities	$(292)	$-	$(520)	$-
Comprehensive loss attributable to Deswell Industries, Inc.	$(1,206)	$(1,597)	$(1,359)	$(3,877)

Net loss per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net loss per share	$(0.056)	$(0.10)	$(0.052)	$(0.24)
Weighted average common shares outstanding
shares in thousands)	16,197	16,194	16,197	16,194

Diluted:
Net loss per share	$(0.056)	$(0.10)	$(0.052)	$(0.24)
Weighted average number of shares
outstanding (in thousands)	16,199	16,205	16,201	16,200

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands )	Six months ended
	September 30,
	2011	2010
Cash flows from operating activities :
Net loss	$(839)	$(3,877)
Adjustments to reconcile net loss to net cash
provided by operating activities :
Depreciation and amortization	2,591	3,308
Provision for (reversal of) doubtful accounts	(196)	-
Allowances for (reversal of) obsolete inventories	(183)	-
Impairment of (reversal of) property, plant and equipment	(46)	609
Gain on sale of property, plant and equipment	(46)	(13)
Unrealized holding loss (gain) on marketable securities	936	(126)
Gain on disposal of marketable securities	-	(188)
Deferred tax	76	69
Changes in operating assets and liabilities :
Accounts receivable	1,610	(7,479)
Inventories	2,905	(4,797)
Prepaid expenses and other current assets	(177)	(1,159)
Accounts payable	(1,002)	4,809
Accrued payroll and employee benefits	(21)	1,360
Customer deposits	573	872
Other accrued liabilities	(101)	(272)
Income taxes payable	(188)	-
Net cash provided by (used in) operating activities	5,892	(6,884)
Cash flows from investing activities
Purchase of property, plant and equipment	(174)	(891)
Proceeds from sale of property, plant and equipment,	157	70
net of transaction costs
Purchase of marketable securities	(3,184)	(2,362)
Proceeds from sale of marketable securities	-	8,349
Investment in available-for-sales securities	(8,376)	-
Increase in fixed deposits maturing over three months	(3,129)	-
Net cash (used in) provided by investing activities	(14,706)	5,166
Cash flows from financing activities
Dividends paid	(1,620)	(810)
Exercised of stock options	4	4
Net cash used in financing activities	(1,616)	(806)
Effect of exchange rate changes	-	-
Net decrease in cash and cash equivalents	(10,430)	(2,524)
Cash and cash equivalents, beginning of year	35,635	35,120
Cash and cash equivalents, end of year	25,205	32,596
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	-

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2011 and March 31, 2011, the results of operations for the quarter and six months ended September 30, 2011 and September 30, 2010, and the cash flows for the six months ended September 30, 2011 and September 30, 2010.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 2, 2011 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized losses and cost are as follows:

	March 31, 2011

		Gross
	Cost	Unrealized loss	Fair value
Marketable securities
Equity securities	$1,066	$(21)	$1,045
Available-for-sale
Corporate debt securities	-	-	-

	September 30, 2011

		Gross
	Cost	Unrealized loss	Fair value
Marketable securities
Equity securities	$4,250	$(957)	$3,293
Available-for-sale
Corporate debt securities	$8,376	$(520)	$7,856

Marketable Securities

The Company acquired equity securities listed on the Hong Kong and Singapore Stock Exchanges. These securities are recorded at fair value based on quoted market prices.

Unrealized losses from these marketable securities are included in the other operating expense of the consolidated statement of income.

There were no proceeds, recognized gain or loss from sales of these marketable securities during the quarter and six months ended September 30, 2011.

Available-For-Sales Securities

The Company has investments in two corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

The contractual maturities of the Corporate bonds held at September 30, 2011 were more than 10 years.

The unrealized losses on the Company’s investments in corporate bonds at September 30, 2011 were caused by increases in market interest rates. Those investments have been in continuous unrealized loss position for less than 12 months. As the Company has ability and intent to hold these corporate bonds until a recovery of fair value occurs, the company does not consider these investments to be other-than-temporarily impaired as of September 30, 2011.

3.	Inventories

	September 30,	March 31,
	2011	2011
Inventories by major categories :
Raw materials	$9,743	$12,280
Work in progress	4,848	4,167
Finished goods	2,204	3,070
	$16,795	$19,517

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net loss for the quarters ended September 30, 2011 and 2010 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended September 30, 2011 Compared to Quarter Ended September 30, 2010

Net Sales - The Company’s net sales for the quarter ended September 30, 2011 were $18,020,000, a decrease of $6,003,000 or 25.0%, as compared to the corresponding period in fiscal 2011.  The decrease in sales was mainly related to the decrease in sales at our plastic segment of $5,433,000 and $570,000 in our electronic and metallic segment.  These represent decreases of 41.3% and 5.2% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease of net sales at our plastic segment was mainly the result of the decrease in orders from existing customers of $6,062,000 offsetting the increase in orders from existing customers of $627,000, when compared to prior fiscal quarter.  About 36% of the decrease in orders was from the segment’s customer related to plastic component sales of electronic entertainment products as well as a 27% decrease in orders for telephone products.  The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders from existing customers for professional audio equipment of $2,504,000, offsetting the decrease of $3,073,000 in audio and telecommunication equipment sales from existing customers.

Gross Profit - The gross profit for the quarter ended September 30, 2011 was $2,528,000, representing a gross profit margin of 14.0%.  This compares with the overall gross profit and gross profit margin of $2,894,000 or 12.0% for the quarter ended September 30, 2010.

Gross profit in the plastic segment decreased by $119,000 to $1,256,000 or 16.3% of net sales, for the quarter ended September 30, 2011, as compared to $1,375,000 or 10.5% of net sales, for the quarter ended September 30, 2010.  The increase in gross margin for the plastic segment was mainly due to increases in products’ selling prices, production of high profit margin items, as well as control in labor cost by headcount reduction, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $247,000 to $1,272,000 or 12.3% of net sales, for the quarter ended September 30, 2011, as compared to $1,519,000, or 14.0% of net sales for the same period of last fiscal year. The decrease in gross profit and margin was mainly attributed to increases in labor cost due to higher overtime allowances and in factory overheads, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended September 30, 2011 were $3,145,000 or 17.5% of total net sales, compared to $3,835,000, or 16.0% of total net sales for the quarter ended September 30, 2010.  There was a decrease in selling, general and administrative expenses of $690,000 compared to the corresponding period of last year.

SG&A expenses in the plastic segment decreased by $575,000 to $1,981,000 or 25.7% of net sales, for the quarter ended September 30, 2011 compared to $2,556,000, or 19.4% of net sales for the corresponding period in fiscal 2011.  The lower SG&A expense for the second quarter in fiscal 2012 was primarily related to decreases of $302,000 in staff costs and benefits, $98,000 in director remuneration, $209,000 in selling expenses, $77,000 in depreciation offsetting an increase of $127,000 in sundry expenses, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $115,000 to $1,164,000 or 11.3% of net sales, for the quarter ended September 30, 2011 compared to $1,279,000, or 11.8% of net sales for the corresponding period in fiscal 2011.  The decrease in SG&A expenses was primarily related to decreases of $87,000 in selling expense and $41,000 in depreciation expense, as compared with the corresponding quarter in the prior fiscal year.

Other operating income - Other operating income was $392,000 for the quarter ended September 30, 2011, as compared to other operating expense of $773,000 for the quarter ended September 30, 2010.

On a segment basis, other operating income attributable to the plastic segment was $468,000, as compared to other operating expense of $789,000 for the same quarter last year.  The increase in other operating income was mainly due to an exchange gain of $82,000 and a reversal of the provision of $343,000 for doubtful receivables in the quarter ended September 30, 2011, as compared to an exchange loss of $112,000 and a provision for impairment of fixed assets of $607,000 in the corresponding quarter of the prior fiscal year.

Other operating expense attributable to the electronic and metallic segment was $76,000 in the quarter ended September 30, 2011, as compared to other operating income of $16,000 for the year-ago quarter. The decrease in other operating income was mainly due to a loss of $25,000 from the disposal of fixed assets and $53,000 of other operating expense in the quarter ended September 30, 2011, as compared to a gain of $14,000 from the disposal of fixed assets and $24,000 of other operating income in the same period of last fiscal year.

Operating Loss - Operating loss was $225,000 for the quarter ended September 30, 2011, as compared to an operating loss of $1,714,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $257,000 or negative 3.3% of net sales in the quarter ended September 30, 2011, as compared to operating loss of $1,970,000, or negative 15.0% of net sales in the corresponding period in fiscal 2011.   The decrease in operating loss in the plastic division was mainly due to the increases in gross margin and in other operating income as described above.

Operating income in the electronic and metallic segment was $32,000 or 0.3% of net sales in the quarter ended September 30, 2011 compared to operating income of $255,000 or 2.3% of net sales in the corresponding period in fiscal 2011.  The decrease in electronic & metallic operating income was due to a lower gross profit margin and an increase in other operating expense as described above.

Non-operating expense – Non-operating expense for the quarter ended September 30, 2011 was $370,000, as compared to non-operating income of $184,000 for the year-ago quarter.  The decrease of $554,000 in non-operating income is mainly attributable to an unrealized loss of $790,000 on the revaluation of marketable securities offsetting $330,000 of dividend income and $97,000 of interest income, as compared to $160,000 in realized gain from marketable securities in the year-ago quarter.

Income Taxes – Income tax for the quarter ended September 30, 2011 was comprised of an income tax expense of $205,000 and a deferred tax provision of $81,000 for the plastic segment, as well as an income tax expense of $33,000 for the electronic and metallic segment, as compared to the deferred tax provisions of $37,000 and $30,000 for the plastic segment and the electronic and metallic segment respectively, in the corresponding quarter of fiscal 2011.

Net Loss – The Company had a net loss of $914,000 for the quarter ended September 30, 2011 as compared to a net loss of $1,597,000 for the quarter ended September 30, 2010.   Net loss for the quarter ended September 30, 2011 represented negative 5.1% of net sales, compared to negative 6.7% of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended September 30, 2011 totaled $764,000, as compared to the net loss of $1,831,000 for the corresponding quarter in fiscal 2011.  The decrease in net loss for the plastic segment was mainly the result of improvement in gross margin and increase in other operating income as described above.

Net loss for the electronic and metallic segment for the quarter ended September 30, 2011 was $150,000, as compared to net income of $233,000 for the corresponding quarter in fiscal 2011.  The decrease in net income for the electronic and metallic segment was mainly the result of lower gross margins and an increase in other operating expense as described above.

Six Months Ended September 30, 2011 Compared to Six Months Ended September 30, 2010

Net Sales - The Company's net sales for the six months ended September 30, 2011 were $36,344,000, a decrease of $8,166,000 or 18.3% as compared to $44,510,000 in the corresponding period in fiscal 2010. The decrease was related to decreases in sales revenues of $7,780,000 at our plastic segment and $386,000 at our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to decrease in sales orders from existing customers reflecting the current uncertain global economic conditions.  The decrease in net sales was related to decreases of $2,828,000 in orders related to plastic component sales of electronic entertainment products, and $3,784,000 from sales for telephone and office equipment products.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $386,000 in orders for professional audio instrument products from existing customers.  The decrease in sales orders was mainly attributed to sluggish demand for products as a result of the unstable conditions in the European and American economies.

Gross Profit - Gross profit for the six months ended September 30, 2011 was $5,689,000, representing a gross profit margin of 15.7%. This compared with the overall gross profit and gross profit margin of $3,794,000 or 8.5% for the six months ended September 30, 2010.

Gross profit in the plastic segment increased by $1,624,000 to $3,171,000 or 19.7% of net sales for the six months ended September 30, 2011, as compared to $1,547,000 or 6.5% of net sales, for the same period in the prior fiscal year.  The increase in gross profit for the plastic segment was mainly due to the combined effect of increases in the selling price of products, savings in labor cost resulting from headcount reduction and decreases  in factory overheads, when compared with the same period of last year.

Gross profit in the electronic and metallic segment increased by $271,000 to $2,518,000 or 12.5% of net sales, for the six months ended September 30, 2011, as compared to $2,247,000 or 10.9% of net sales, for the same period of last fiscal year.  The increase in gross profit and margin was mainly attributed to an increase in the selling price of products and overall cost control measures, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2011 were $6,240,000 or 17.2% of total net sales, as compared to $7,658,000 or 17.2% of total net sales for the six months ended September 30, 2010. Selling, general and administrative expenses decreased by $1,418,000 or 18.5% in the first half of fiscal 2012 compared to the corresponding period of last fiscal year.

SG&A expenses in the plastic segment decreased by $1,216,000 to $3,914,000 or 24.3% of net sales, for the six months ended September 30, 2011 compared to $5,130,000 or 21.5% of net sales, for the corresponding period in fiscal 2011. The decrease was primarily related to decreases of $851,000 in staff costs and benefits, $98,000 in director remuneration, $220,000 in selling expense and $193,000 in depreciation expense, offsetting an increase of $201,000 in local government tax and charges, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic & metallic segment decreased by $202,000 to $2,326,000 or 11.5% of net sales, for the six months ended September 30, 2011 compared to $2,528,000 or 12.3% of net sales for the corresponding period in fiscal 2011. The decrease was primarily related to decreases of $78,000 in staff costs and welfare, $29,000 in entertainment expense, and $102,000 in selling expense, offsetting an increase of $68,000 in local government tax and charges, as compared with the corresponding period in the prior fiscal year.

Other operating income - Other operating income was $440,000 for the six months ended September 30, 2011, as compared to other operating expense of $529,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other operating income attributable to the plastic segment for the six months ended September 30, 2011 was $477,000, as compared to expense of $616,000 for the same period in the prior fiscal year. The increase in other operating income was mainly due to an exchange gain of $186,000, a reversal of provision of $131,000 for doubtful receivables and a gain of $64,000 from the disposal of fixed assets, as compared to an exchange loss of $128,000, a provision for impairment of fixed assets of $600,000 and a credit of $198,000 from a write-back of other payables during the six months ended September 30, 2010.

Other operating expense attributable to the electronic & metallic segment for the six months ended September 30, 2011 was $37,000, as compared with income of $87,000 for the corresponding period in the prior fiscal year. This decrease in other operating income was mainly due to a loss of $18,000 from disposal of fixed assets and $23,000 of other operating expense during the six months ended September 30, 2011, as compared to a gain of $59,000 from sales of materials and a gain of $25,000 from disposal of fixed assets in the same period of last fiscal year.

Operating Loss - Operating loss was $111,000 for the six months ended September 30, 2011, as compared to operating loss of $4,393,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $266,000, or negative 1.6% of net sales in the six months ended September 30, 2011, as compared to operating loss of $4,199,000 or negative 17.6% of net sales in the corresponding period in fiscal 2011.   The decrease in operating loss in the plastic segment was mainly due to the increases in gross margin and other operating income as described above.

The electronic & metallic segment reported an operating income of $155,000, or 0.8% of net sales in the six months ended September 30, 2011 compared to an operating loss of $194,000 or negative 0.9% of net sales in the corresponding period in fiscal 2011.  The increase in operating income was due to the combined effect of increased gross profit margin and decrease in SG&A expense as a percentage of net sales as described above.

Non-operating expense – Non-operating expense for the six months ended September 30, 2011 was $381,000, as compared to non-operating income of $581,000 in the year-ago six months.  This is mainly due to an increase of $1,060,000 in unrealized loss on the revaluation of marketable securities, offsetting increases of $105,000 in dividend income and $142,000 in interest income from both segments during the six months ended September 30, 2011 as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2011 represented an income tax expense of $266,000 and a deferred tax provision of $81,000, as compared to the deferred tax provision of $65,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $205,000 and a deferred tax provision of $81,000 in the plastic segment for the six months ended September 30, 2011, as compared to a deferred tax benefit of $65,000 during the year-ago six months.  The income tax of the electronic & metallic segment was comprised of an income tax expense of $61,000 for the six months ended September 30, 2011, as compared to a deferred tax provision of $130,000 in the corresponding six months of fiscal 2011.

Net Loss – The Company had a net loss of $839,000 for the six months ended September 30, 2011, as compared to net loss of $3,877,000 for the six months ended September 30, 2010.   Net loss for the six months ended September 30, 2011 represented negative 2.3% as a percentage of net sales, compared to negative 8.7% in the same six months of the prior fiscal year.  The decrease in net loss was mainly the result of the increases in gross profit margin as well as in other operating income as described above.

Net loss for the plastic segment for the six months ended September 30, 2011 totaled $836,000, as compared to net loss of $3,640,000 for the corresponding six months in fiscal 2011.  The decrease in net loss of the plastic segment was mainly the result of increases in gross margin and in other operating income as described above.

Net loss for the electronic & metallic segment for the six months ended September 30, 2011 was $3,000, compared to a net loss of $237,000 for the corresponding six months of fiscal 2011.  The decrease in net loss of the electronic & metallic segment was mainly the result of increase in gross margin, lower SG&A expense as a percentage of net sales, and increase in other operating income as described above.

Liquidity and Capital Resources

Traditionally, the Company had relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2011, the Company had a working capital of $59,515,000 and cash and cash equivalents of $25,205,000. This compares with working capital of $59,689,000 and cash and cash equivalents of $35,635,000 at March 31, 2011.  The decrease in cash and cash equivalents was mainly attributed to net cash used in investing activities comprising investments in marketable securities for $3,184,000, available-for-sale securities for $8,376,000 and time deposits with maturities over three months for $3,129,000, and net cash used in financing activity of mainly dividend payment for $1,620,000, offsetting net cash provided by operating activities of $5,892,000 during the six months ended September 30, 2011.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings at September 30, 2011.

As of September 30, 2011, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: November 30, 2011